UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Momentive Global Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

60878Y 108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   60878Y 108

(1)	Names of reporting persons Ryan Finley
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of	(5) Sole voting power 36,672 (1)
shares beneficially owned by	(6) Shared voting power 8,105,289 (2)
each reporting person	(7) Sole dispositive power 36,672 (1)
with:	(8) Shared dispositive power 8,105,289 (2)
(9)	Aggregate amount beneficially owned by each reporting person 8,141,961
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.5% (3)
(12)	Type of reporting person (see instructions) IN

(1) Includes (i) 11,360 shares of Common Stock held by the Reporting Person, (ii) 24,448 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of December 31, 2021, pursuant to the exercise of stock options, and (iii) 864 shares of Common Stock issuable to the Reporting Person within 60 days of December 31, 2021, upon the vesting of restricted stock units.

(2) The shares are held by SM Profits, LLC, of which the Reporting Person serves as a manager.

(3) Percentage calculated based on 148,931,604 shares of Common Stock of the Issuer outstanding as of November 2, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No.   60878Y 108

(1)	Names of reporting persons SM Profits, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Oregon
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 8,105,289
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 8,105,289
(9)	Aggregate amount beneficially owned by each reporting person 8,105,289
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.4% (1)
(12)	Type of reporting person (see instructions) OO

(1)  Percentage calculated based on 148,931,604 shares of Common Stock of the Issuer outstanding as of November 2, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

Item 1(a)  Name of Issuer:

Momentive Global Inc.

Item 1(b)  Address of Issuer’s Principal Executive Offices:

One Curiosity Way, San Mateo, CA 94403

Item 2 (a) Name of Person Filing:

This Schedule 13G is filed by:

(i) Ryan Finley, who serves as a manager of SM Profits, LLC, an Oregon limited liability company (“SM Profits”); and
(ii) SM Profits.
Mr. Finley and SM Profits are referred to collectively as the “Reporting Persons.”

Item 2 (b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 9418 NE Vancouver Mall Drive, Vancouver, WA 98662.

Item 2 (c) Citizenship:

Ryan Finley is a United States citizen
SM Profits is an Oregon limited liability company

Item 2 (d) Title of Class of Securities:

Common Stock, par value $0.00001 per share

Item 2 (e) CUSIP Number:

60878Y 108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or 240.13d-2(c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

With respect to the beneficial ownership of the Reporting Persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

/s/ Ryan Finley

Ryan Finley

SM PROFITS, LLC

By: /s/ Ryan Finley

Name: Ryan Finley

Title:  Manager

Exhibit Index

Exhibit 1	Agreement of Joint Filing between Ryan Finley and SM Profits, LLC, dated February 12, 2019 (Originally filed as Exhibit 1 to Schedule 13G by reporting person on February 12, 2019).